Filing Version

THIRD AMENDMENT TO THE LOAN DOCUMENTS

BETWEEN

POINTS INTERNATIONAL LTD. AND POINTS.COM INC.

as Borrowers

AND

ROYAL BANK OF CANADA

as Agent

AND

THE FINANCIAL INSTITUTIONS

from time to time parties hereto, as Lenders

MADE AS OF

NOVEMBER 10, 2021

THIS THIRD AMENDMENT TO THE LOAN DOCUMENTS (the "Amendment") is dated November 10, 2021 between Points International Ltd. (the "Parent") and Points.com Inc. (together with the Parent, the "Borrowers"), Royal Bank of Canada, as agent (the "Agent"), and the financial institutions parties hereto (collectively, the "Lenders");

WHEREAS the Borrowers entered into a credit agreement dated as of December 10, 2019, as amended by a first amendment dated June 3, 2020 and a second amendment dated November 23, 2020 (as the same may be further amended from time to time, collectively, the "Credit Agreement"), with, inter alia, the Agent and the Lenders;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement as provided herein and such amendments require the approval of the Majority Lenders;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto agree as follows:

ARTICLE 1- AMENDMENTS

1.01 Interpretation

All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

1.02 Amendments

(1) Section 10.02(5) of the Credit Agreement is amended by deleting the reference to "$10,000,000" as the Minimum Security Adjusted EBITDA required for the Four Quarter Period ending December 31, 2021 and replacing it with "$5,000,000".

(2) Section 8.01 is amended by adding the following as Section 8.01(5) to the end there of:

"(5)  Any payment made by a Borrower to the Agent in accordance with the terms of this Agreement with respect to the Obligations shall be deemed for all purposes hereunder and under the other Loan Documents to be a payment made by the Borrower to the requisite payee hereunder or thereunder and the obligation of such Borrower with respect to the making of such payments shall be deemed to fully satisfy and discharge such Obligations upon and to the extent of such payment to the Agent."

1.03 Acknowledgement

The Borrowers acknowledge that this Amendment constitutes a Loan Document under the terms of the Credit Agreement. The Borrowers acknowledge that the other Loan Documents to which each is a party remain in full force and effect, and have not been terminated, discharged or released and constitute legal, valid and binding obligations of the Borrowers.

ARTICLE 2- MISCELLANEOUS

2.01 Representations and Warranties.

To induce the Agent and the Lenders to enter into this Amendment, the Borrowers each make the following representations and warranties to the Agent and the Lenders:

(1) The execution, delivery and performance by the Borrowers of this Amendment have been duly authorized by all necessary action, and do not and will not:

(i) contravene the terms of any of that Borrower's Organization Documents;

(ii) conflict with or result in any material breach or contravention of any Material Contract or Material Licence; or

(iii) violate any Applicable Law,

except, in the case of clauses (ii) and (iii), to the extent any such conflict, breach, default or contravention would not reasonably be expected to result in a Material Adverse Change.

(2) No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Borrowers of this Amendment.

(3) This Amendment constitutes a legal, valid and binding obligation of the Borrowers, enforceable against the Borrowers in accordance with the terms hereof (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by principles of equity).

(4) The Borrowers have the power and authority to execute, deliver, and perform their respective obligations under this Amendment.

(5) No Default or Event of Default has occurred and is continuing.

(6) The representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents are true and correct on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

2.02 Other Amendments

Except as expressly amended, modified and supplemented hereby, the provisions of the Credit Agreement are and shall remain in full force and effect and shall be read with this Amendment, mutatis mutandis. This Amendment shall not constitute a waiver, consent or release with respect to any provision of the Credit Agreement, a waiver of any Default or Event of Default thereunder, or a waiver or release of any of the Lenders' rights or remedies, all of which are expressly reserved. Where the terms of this Amendment are inconsistent with the terms of the Credit Agreement (prior to its amendment hereby), the terms of this Amendment shall govern to the extent of such inconsistency.

2.03 Effectiveness

Notwithstanding section 2.06 of this Amendment, the amendments set out in Article 1 of this Amendment will come into effect upon satisfaction in full of each of the following conditions, in form and substance satisfactory to the Agent:

(1) delivery to the Agent and the Lenders of a copy of this Amendment executed by the Borrowers and acknowledged by each of the Guarantors;

(2) the representations and warranties of the Borrowers in this Amendment shall be true and correct in all material respects on such date; and

(3) receipt by the Agent of payment of all expenses owing to the Agent in connection herewith including reasonable legal fees.

2.04 Further Assurances

The Borrowers will, from time to time, execute and deliver all such further documents and instruments, and do all acts and things as the Agent may reasonably require to effectively carry out or better evidence the full intent and meaning of this Amendment.

2.05 Binding Effect

This Amendment shall be binding upon and enure to the benefit of each of the parties hereto and their respective successors and permitted assigns.

2.06 Counterparts

This Amendment may be signed by way of appending an electronic signature of the applicable signatory each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.  This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.

2.07 Electronic Delivery

Delivery of an executed counterpart of a signature page of this Amendment by telecopy or by sending a scanned copy (including by way of PDF) by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.  The electronic imaging provisions of Section 17.19 of the Credit Agreement applies to this Amendment mutatis mutandis.

2.08 Governing Law

Section 17.04 of the Credit Agreement applies to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

POINTS INTERNATIONAL LTD.

by	(Signed) "Robert MacLean"
Name: Robert MacLean
Title: Chief Executive Officer

POINTS.COM INC.

by	(Signed) "Robert MacLean"
Name: Robert MacLean
Title: Chief Executive Officer

Each of the Guarantors acknowledge that this Amendment constitutes a Loan Document under the terms of the Credit Agreement. Each of the undersigned Guarantors hereby reaffirms its continuing obligations owing to the Lenders under the Loan Documents to which such Guarantor is a party and agrees that (i) this Amendment shall not in any way affect the validity or enforceability of any such Loan Document, or reduce, impair or discharge the obligations of such Guarantor thereunder and (ii) the Loan Documents to which each is party, respectively, remain in full force and effect, and have not been terminated, discharged, or released and constitute legal, valid and binding obligations of each of them, respectively.

POINTS HOLDINGS LTD.

by	(Signed) "Robert MacLean"
Name: Robert MacLean
Title: Chief Executive Officer

POINTS TRAVEL INC.

by	(Signed) "Robert MacLean"
Name: Robert MacLean
Title: Chief Executive Officer

POINTS DEVELOPMENT US LTD.

by	(Signed) "Robert MacLean"
Name: Robert MacLean
Title: Chief Executive Officer

POINTS INTERNATIONAL (U.S.) LTD.

by	(Signed) "Robert MacLean"
Name: Robert MacLean
Title: Chief Executive Officer

AGENT:
ROYAL BANK OF CANADA, as Agent

	by	(Signed) "Ann Hurley"
Name: Ann Hurley
Title: Manager, Agency

Name:
Title:

LENDERS:
ROYAL BANK OF CANADA, as Lender

	by	(Signed) "Andra Bosneaga"
Name: Andra Bosneaga
Title: Director

Name:
Title:

LENDERS:
THE BANK OF NOVA SCOTIA, as Lender

	by	(Signed) "Barry Kelterborn"
Name: Barry Kelterborn
Title: Director

(Signed) "Nick Giarratano"
Name: Nick Giarratano
Title: Director